 Exhibit 21.1

ENSERVCO CORPORATION

Subsidiaries of the Registrant

December 31, 2015

Name	State of Formation	Ownership

Dillco Fluid Service, Inc.	Kansas	100% by Enservco

Heat Waves Hot Oil Service LLC	Colorado	100% by Enservco

Heat Waves Water Management LLC	Colorado	100% by Enservco

HE Services, LLC	Nevada	100% by Heat Waves

Real GC, LLC	Colorado	100% by Heat Waves